

Bergen Brunswig Corporation

Raymond James Presentation

May 2001



Safe Harbor Clause

Some of the information in this presentation may constitute forward-looking statements which are subject to uncertainties which could cause actual results to differ materially from those projected or implied. These uncertainties are described in the Company's reports and exhibits filed with the Securities and Exchange Commission.



Additional Information & Participants in Solicitation

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.



Bergen Brunswig Corporation

BBC - 112 Years of Operating History

◆ **Fortune 200 company headquartered in Orange County, California with $21 billion in annual revenues**

◆ **Leading national supplier/distributor:**
  - ➤ **Pharmaceuticals**
  - ➤ **Specialty Healthcare Products**

◆ **Leader/national player in the Long-term Care Pharmacy Business**



BBC Segments and Subsidiaries

Bergen Brunswig Corporation

Pharmaceutical Distribution Segment

PharMerica Segment

- **Drug Company** -- **Leading distributor of products sold or used by institutional and retail pharmacies.**

- **Specialty Group** -- **Leading supplier of goods and services to physicians in the nephrology, oncology, plasma, primary care, and vaccine healthcare segments.**

- **PharMerica** -- **Leading provider of institutional pharmacy care and pharmacy management services.**

- **PMSI** -- **Premier provider of direct pharmaceutical service to workers' compensation and catastrophic care patients.**



Segment Net Sales* & EBITDA

YTD 2nd Quarter

FY 2001

Net Sales



7%

93%

EBITDA



20%

80%

🟦	**Pharmaceutical Distribution**
🟨	**PharMerica**

*Revenues before intersegment elimination and corporate



BBC Subsidiary Divisions

★ BBDC Divisions

★ BBSG Divisions

★ PharMerica Sites

Hawaii ★ (10)

Puerto Rico ★



Bergen Brunswig Corporation

- **Navigated Rough Waters in fiscal 2000**
  - Less than optimal credit for investment buying
  - Certain divisions not providing sufficient return
- **Re-capitalized the business through**
  - asset sales
  - refinanced debt
- **Re-focused on our core businesses**



Fiscal 2000 Asset Sales

Management Focus Returned to Drug Distribution and Long Term Care

- *August 2000:* Sold BBMC (medical-surgical business)
  - *$181 million in cash proceeds - applied to debt repayment*

- *September 2000:* Sold Stadtlander's
  - *$259 million in cash proceeds; expected tax savings of $120 million**
  - *Proceeds applied to debt reduction.*
  - *Elimination of $29 million annual EBIT deficit*

Total Applied to Debt Reduction - $440 million

* Includes incremental tax benefits of the Stadtlander divestiture.



Credit Position

♦ **Started fiscal 2001 with debt reduced to $1.1 billion**

  ➢ *Reduction of long-term debt in 4Q: 29%*

♦ **By 3/31/2001, $800 million revolver component of bank credit facility was unused**

  ➢ *To be used for investments in inventory*

♦ **Asset securitization program increased to $450 million for improved flexibility**

  ➢ *$300 million utilized at 3/31/2001*



Historical Strengths

Proforma Excluding Special Charges and Discontinued Operations

REVENUE

3 - Year CAGR: 19.7%



% Growth		18.3%	24.8%	16.1%

EBITDA

3 - Year CAGR: 23.1%



Margin	1.8%	1.9%	1.9%	2.0%



Operating Results: Fiscal 2000

($ in millions except EPS)

Pro Forma Excluding Special Charges and Discontinued Operations

	FY 2000	FY 1999	%Change
Revenues*	$18,726	$16,138	16%
EBITDA	$366	$312	17%
Interest Expense	$135	$67	101%
Earnings	$80	$112	(28%)
EPS-Diluted	$0.60	$0.94	(36%)

* exclude bulk shipments



Operating Results*: Q2-FY2001

($ in millions except EPS)

	FY 2001	FY 2000	%Change
Revenues**	$4,987	$4,573	9%
EBITDA	$108	$98	11%
Interest Expense	$43	$30	43%
Earnings	$28	$24	19%
EPS-Diluted	$0.21	$0.18	17%

*   Continuing operations
** Exclude bulk shipments



What's New for BBC?

- ◆ **Positioning ourselves to take advantage of positive market demographics**

- ◆ **Focusing on core strengths**

- ◆ **Merging with AmeriSource**



Fiscal 2001 & Beyond

Major Industry Growth Drivers

- ♦ **Biotech Revolution**

- ♦ **Aging of Americans**

  - ➢ Increased Drug Utilization

- ♦ **Brand to Generic Conversions**

- ♦ **Managed Care / Utilization**



Industry Growth Drivers

Biotech Revolution

- **Growing pipeline of biotech drugs**
  - 1,200 + biotech manufacturers
  - 369 new drugs in development
- **New biotech based therapies are expensive**
- **Treatments are shifting to outpatient environment from the hospital setting**

"On the horizon is the richest pipeline of potential blockbuster biotech drugs in history"
- Warburg Dillon Read LLC 3/00



Industry Growth Drivers

Aging of Americans

- **35M people over 65 years old currently**
- **75M Baby Boomers**
  - Become elder boomers within the next decade
  - Wealthy and well educated
    - Less dependent on MediCaid
  - High expectations for their health care
- **Life expectancy continues to increase**



Industry Growth Drivers

Drug Utilization



Total Rx's/Year

Source:
National
Ambulatory
Medical Care
Survey



Industry Growth Drivers

Brand to Generic Conversion

- **Most significant patent expiration in history will take place over the next five years**

- **Between 2001 and 2005, over $30 billion in branded products will move to generic**

- **Generics are 50% more profitable to the wholesaler**



Industry Growth Drivers

Managed Care

♦ **Pharmaceutical care recognized as the cost efficient method to treat patients**

♦ **Prescription drugs being substituted for hospital care**

♦ **Prescription drugs account for 8.5% of U.S. Healthcare expenses, up from 5.5% at beginning of decade**



Drug Company Positioned to Capitalize

Market Trends

Pharmaceutical

Growth

Robust Distribution Network

- ♦ 28 Major Metropolitan Areas

- ♦ Highly efficient, Low cost

- ♦ High quality

- ♦ Available capacity flexible: B2B, DTC, DTP

- ♦ Diverse product selection

- ♦ Speed to Market: New Product Placement (NPP)



Drug Company Positioned to Capitalize

Market Trends

Service

Customer Portfolio

- Retail 56%, Health Systems 44%

- Chains: Longs, Publix, CVS

- Mail Service: Merck-Medco, <u>Advance PCS</u>

- Independents: United GPO, Good Neighbor Pharmacies
  - 2000+ independents
  - Ranked #7 in consumer preference



Drug Company Positioned to Capitalize

Market Trends

Pharmacist

Shortage

Logistic Solutions

♦ RightPak

➤ Broad array of fastest moving products in "ready to dispense" quantities/packaging

♦ Central Fill

➤ Off-site prescription filling on behalf of customers



Specialty Group Strengths Oncology

"The cancer market remains one of the largest untapped disease markets in the world."

- PaineWebber US Portfolio Managers Spotlight 11/00

- **Market Drivers**
  - Aging population
  - Improved outcomes through targeted therapies
  - Increased focus on R&D
    - 350 + new cancer drugs in development - *PhRMA*
- **Market for cancer drugs is estimated at $9 B**
  - Growing at 20% + per year
- **75% of the medical oncologists are in private practice**
- **Currently servicing 2,226 active customers**











PharMerica
Segment Net Sales & EBITDA*

FY 2000

Net Sales

19%
81%

EBITDA*

47%
53%

- Long Term Care
- Workers' Compensation

*EBITDA before corporate expenses and special charges



PharMerica's LTC Strategy

Supporting "Operational Excellence" & Managing the Business

♦ Create operational efficiencies through enhanced systems & B2B Internet applications

♦ Utilize disciplined growth & asset management

♦ Promote automated dispensing, data entry & custom packaging

♦ Capitalize on increase in home care market

♦ Leverage data and clinical expertise



AmeriSource- Bergen Merger

- ♦ Announced $7 Billion Merger of Equals on March 19, 2001

- ♦ Expect to hear from FTC on May 7, 2001

 **AmeriSource**





AmeriSource-Bergen Merger

Focused Business Strategy

- ♦ Pharmaceutical Distribution - $35 billion annual revenue
  - ➢ Both customer service driven
- ♦ Value Added Solutions
  - ➢ American Health Packaging
  - ➢ ASD Specialty Healthcare
  - ➢ Good Neighbor Pharmacy & Family Pharmacy
  - ➢ Pharmacy Healthcare Solutions
- ♦ PharMerica
- ♦ Continuous Productivity & Quality Improvement







AmeriSource-Bergen Merger

Synergies

- ◆ **$125 million in savings by end of third year**
  - ➢ Rationalization of distribution network
  - ➢ Consolidation of corporate staffs
  - ➢ Purchasing efficiencies, especially generics
- ◆ **Other opportunities for synergies**
  - ➢ Working capital savings
  - ➢ Access to lower cost capital
  - ➢ Cost Avoidance







BBC Fiscal 2001 Goals

- ♦ Exceed revenue and earnings guidance of 10% and 30%, respectively

- ♦ Improve operating margins

- ♦ Further monetize under performing assets

- ♦ Continue to improve credit profile

- ♦ Reinvest in short term, high return, predictable investments



Bergen Brunswig Corporation

Fiscal 2001 Progress

- ◆ Meeting revenue expectations.

- ◆ Improving operating margins with margin expansion going forward.

- ◆ Controlling expenses at all levels.

- ◆ Meeting profit expectations.

- ◆ Reducing interest expense.

- ◆ Maintaining sufficient liquidity to maximize returns.

- ◆ Producing positive momentum with stable and predictable outcomes.